File No. [        ]

As filed with the Securities and Exchange Commission on April 28, 2017
SECURITIES AND EXCHANGE COMMISSION WASHINGTON D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 6(c), 10(f) AND 17(b) AND RULE 17d-1 OF THE
INVESTMENT COMPANY ACT OF 1940

___

AMERICAN CENTURY COMPANIES, INC.
AMERICAN CENTURY INVESTMENT MANAGEMENT INC.
AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.
AMERICAN CENTURY MUTUAL FUNDS, INC.
AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.
AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
AMERICAN CENTURY CALIFORNIA TAX-FREE AND MUNICIPAL FUNDS
AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS
AMERICAN CENTURY GROWTH FUNDS, INC.
AMERICAN CENTURY GOVERNMENT INCOME TRUST
AMERICAN CENTURY INTERNATIONAL BOND FUNDS
AMERICAN CENTURY INVESTMENT TRUST
AMERICAN CENTURY MUNICIPAL TRUST
AMERICAN CENTURY TARGET MATURITIES TRUST
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
AMERICAN CENTURY VARIABLE PORTFOLIOS II, INC.

4500 Main Street
Kansas City, Missouri 64111

NOMURA SECURITIES INTERNATIONAL INC.
NOMURA INTERNATIONAL PLC

Worldwide Plaza
309 West 49th Street
New York, NY  10019

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Please send all communications, notices and orders to:

AMERICAN CENTURY COMPANIES, INC.
4500 Main Street
Kansas City, Missouri 64111
Attn: Otis H. Cowan, Esq.

NOMURA
Worldwide Plaza
309 West 49th Street
New York, NY  10019-7316

Copies to:
Michael W. Mundt, Esq.
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W.
Washington, D.C.  20817

UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

AMERICAN CENTURY COMPANIES, INC.	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 10(f) AND 17(b)
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.	AND RULE 17d-1 OF THE INVESTMENT COMPANY ACT OF 1940
AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.
AMERICAN CENTURY MUTUAL FUNDS, INC.
AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
AMERICAN CENTURY GROWTH FUNDS, INC.	File No. [ ]
AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.
AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
AMERICAN CENTURY CALIFORNIA TAX-FREE AND MUNICIPAL FUNDS
AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS
AMERICAN CENTURY GOVERNMENT INCOME TRUST
AMERICAN CENTURY INTERNATIONAL BOND FUNDS
AMERICAN CENTURY INVESTMENT TRUST
AMERICAN CENTURY MUNICIPAL TRUST
AMERICAN CENTURY TARGET MATURITIES TRUST
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
AMERICAN CENTURY VARIABLE PORTFOLIOS II, INC.
NOMURA SECURITIES INTERNATIONAL, INC.
NOMURA INTERNATIONAL PLC

This Application is submitted to the Securities and Exchange Commission (the "Commission") on behalf of the applicants named herein (the "Applicants") pursuant to Sections 6(c), 10(f), and 17(b) and Rule 17d-1 of the Investment Company Act of 1940, as amended (the "Act"), for an order exempting securities transactions of the type for which relief is requested herein from the provisions of Sections 10(f), 17(a) and 12(d)(3) of the Act and permitting such securities transactions pursuant to Rule 17d-1 under the Act.  The Applicants are American Century Asset Allocation Portfolios, Inc., American Century Mutual Funds, Inc., American Century Capital Portfolios, Inc., American Century Growth Funds, Inc., American Century Strategic Asset Allocations, Inc., American Century World Mutual Funds, Inc., American Century California Tax-Free And Municipal Funds, American Century Quantitative Equity Funds, American Century Government Income Trust, American Century International Bond Funds, American Century Investment Trust, American Century Municipal Trust, American Century Target Maturities Trust, American Century Variable Portfolios, Inc., American Century Variable Portfolios II, Inc., (collectively, the "Funds"),1 American Century Investment Management, Inc., the investment adviser to the Funds (the "Adviser"2), American Centuries Companies, Inc., the parent of the Adviser ("ACC"), Nomura Securities International, Inc., and Nomura International plc (each, a "Nomura Entity" and collectively, the "Nomura Entities"3).

[1]
The term "Funds" includes all existing and future open-end registered investment companies, and series thereof, for which the Adviser (as defined herein) or by a person controlling, controlled by or  under common control with the Adviser serves as investment adviser or sub- investment adviser.  All registered investment companies that currently intend to rely on the exemptive order sought by this Application are named as Applicants. Any other existing or future registered investment company that relies on the order will comply with the terms and conditions of the Application. For those Funds organized as series investment companies, "Funds" only refers to those series of those investment companies for which the Adviser serves as investment adviser or sub-investment adviser.

[2]
The term "Adviser" includes any successor to the Adviser.  For purposes of the requested order, "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3]
As used herein, the term "Nomura Entities" includes all entities now or in the future controlling, controlled by, or under common control (as the term is defined in Section 2(a)(9) of the Act) with Nomura Holdings, Inc. or its successor, that would avail themselves of the exemptive relief sought herein and would be subject to the terms and conditions of any exemptive order that may be issued in connection with the Application.

The relief sought herein would permit the Funds to engage in transactions (the "Securities Transactions") involving Nomura Entities under circumstances in which a Nomura Entity might be deemed an affiliated person, or an affiliated person of an affiliated person (a "second-tier affiliate"), of the Adviser solely as a result of the interest in ACC held by one or more Nomura Group Companies (defined below). The relief requested herein is subject to certain conditions, as more fully described below.

Applicants seek the relief requested in respect of any investment company registered under the Act, whether now existing or organized in the future, that is advised by the Adviser or by a person controlling, controlled by or under common control with the Adviser. Applicants request relief hereunder only for transactions that would be restricted by Sections 10(f), 17(a), 17(d) and 12(d)(3) of the Act solely because of a Nomura Group Company's interest in ACC. The relief sought hereunder will not apply where the investment adviser directing the transaction is an affiliated person or a second-tier affiliate of the applicable Nomura Entity involved in such transaction for reasons other than such interest. Additionally, the relief sought hereunder will not apply if the transactions would be restricted by Sections 17(a), 17(d) and 12(d)(3) because the applicable Nomura Entity involved in such transaction or an affiliated person of such Nomura Entity is a principal underwriter or promoter of a Fund, unless such principal underwriter or promoter of a Fund is an affiliated person of the Fund solely because of a Nomura Group Company's interest in ACC.

I. BACKGROUND

A.	Description of the Parties

Nomura Holdings, Inc. ("Nomura Holdings") (previously known as The Nomura Securities Co., Ltd.) was incorporated in Japan on December 25, 1925 under the Commercial Code of Japan.  On October 1, 2001, Nomura Holdings became a holding company and changed its name from "The Nomura Securities Co., Ltd." to "Nomura Holdings, Inc."  Nomura Holdings has shares listed on the Tokyo,

Nagoya, and Singapore stock exchanges as well as shares listed on the New York Stock Exchange in the form of American Depositary Shares evidenced by American Depositary Receipts.  Nomura Holdings, together with all entities now or in the future controlling, controlled by, or under common control (as the term is defined in Section 2(a)(9) of the Act) with Nomura Holdings or its successor (each a "Nomura Group Company" and collectively, the "Nomura Group"), is one of the leading financial services groups in Japan.  The Nomura Group's business consists of retail, asset management, and wholesale divisions with offices, operations, and subsidiaries in multiple countries including Japan, the United States, the United Kingdom, Singapore, and Hong Kong Special Administrative Region.  The Nomura Group's wholesale division consists of investment banking activities and the research, sales, trading, and market-making of fixed income and equity-related products across global markets.  The Nomura Group's broker-dealer and offering operations as well as its other financial activities could result in it engaging in Securities Transactions with the Funds.  Nomura International plc is a wholly owned, UK incorporated subsidiary of Nomura Europe Holdings plc which, in turn is a wholly owned subsidiary of Nomura Holdings Inc.  Nomura International plc conducts a range of investment banking and broker/dealer activities in the wholesale financial markets.  Nomura International plc is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority.  Nomura Securities International, Inc. ("NSI"), incorporated and based in New York, is a broker-dealer registered under the Securities Exchange Act of 1934 (as amended), an investment adviser registered under the Investment Advisers Act of 1940 (as amended) and a futures commission merchant, whose services include, among others, brokerage, sales, trading, underwriting, investment banking, research services and investment advice.  NSI is a member of the New York Stock Exchange and other national exchanges, a member of the Financial Industry Regulatory Authority, the National Futures Association, and other regulatory/self-regulatory organizations.  NSI is a wholly-owned subsidiary of Nomura Holding America Inc., which is a wholly-owned subsidiary of Nomura Holdings Inc.

ACC, a privately-held corporation organized under Delaware law, is the holding company of the Adviser and various other operating subsidiaries.  ACC was founded in 1958 by James E. Stowers, Jr. and is controlled by the Stowers Institute for Medical Research ("SIMR") and Stowers Resource Management ("SRM", and together with SIMR, the "Stowers Institute").4  While ACC, through its subsidiaries, offers a variety of asset management and investment advisory services, its principal focus is to serve, through the Adviser, as investment adviser to open-end investment companies registered under the Act and institutional clients.  Each existing Fund is organized as a Maryland corporation or a Massachusetts business trust, and is registered under the Act as an open-end management investment company.  Each Fund continuously offers its shares for sale to the general investing public.  As of December 31, 2016, the aggregate net assets of the Funds were approximately $156.8 billion.

The Adviser, a Delaware corporation, is a wholly-owned subsidiary of ACC and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser acts as investment adviser to each of the existing Funds. Under each Fund's management agreement, the Adviser, subject to the general supervision of the directors or trustees of the Fund, provides investment advisory, management and other services.  ACC issues three classes of common stock ("Common Stock").  Class A shares grant the holder one vote per share, Class B shares grant the holder 10,000 votes per share, and Class C shares confer no voting rights.

B.	Ownership of ACC - the Nomura Purchase

Background: 1997-2010.  In October 1997, ACC and J.P. Morgan Chase & Co. ("JPM") entered into an agreement (the "JPM Agreement") that provided for JPM to purchase approximately 45% of all outstanding shares of ACC's Class A common stock outstanding (the "JPM Purchase").  The JPM Purchase contemplated by the JPM Agreement was consummated on January 15, 1998.  Because of ACC's dual class voting stock structure and the fact that JPM purchased the lower voting Class A shares, JPM was entitled to only 8.71% of the voting power of ACC. JPM also received minority stockholder contractual protections.  The JPM Purchase did not result in a change of control of ACC or

[4]
SIMR is a medical research organization established by Mrs. Stowers and her husband, the late James E. Stowers, Jr.  SRM is a "supporting organization" (as that term is defined in the Internal Revenue Code) of SIMR.

the Adviser.5

Background: 2011-2013.  In July 2011, ACC and the Canadian Imperial Bank of Commerce ("CIBC"), a Canadian corporation, entered into an agreement (the "CIBC Agreement") that provided for CIBC to replace JPM as holder of JPM's ACC Class A shares.  CIBC acquired JPM's holding of Class A common stock and 1,000 shares of a newly issued class of preferred stock that carried enhanced voting rights but no economic interest (the "Voting Preferred Stock"), which collectively gave CIBC 10.1% of the total voting power of ACC (the "CIBC Purchase").  The CIBC agreement was consummated on August 31, 2011.  CIBC also received minority stockholder contractual protections.  The CIBC Purchase did not result in a change of control of ACC or the Adviser.

On February 16, 2010, Mr. Richard W. Brown replaced James E. Stowers as the Trustee of the James E. Stowers Twentieth Century Companies Stock Trust (the "Trust"), which was deemed to entail a change of control of ACC such that the shareholders of the Funds were called upon to approve the investment advisory agreements with the Adviser.  Through its ownership of Class B shares of ACC, the Trust owned approximately 39% of the total voting power of ACC, for the ultimate benefit of the Stowers Institute.  In early 2012, the Trust transferred its Class B shares of ACC to SIMR.  That transfer to SIMR did not result in a change of control of ACC or the Adviser.6  At this time, SIMR and SRM continue to control ACC.

The Nomura Purchase.  In December 2015, ACC, Nomura Holding America Inc. ("Nomura America"), a wholly owned subsidiary of Nomura Holdings, and CIBC entered into a stock purchase agreement (the "Agreement") that provided for Nomura America to purchase all ACC Class A common stock owned by CIBC, which represented approximately 45.43% of ACC's Class A common stock outstanding,  and 1,000 shares of Voting Preferred Stock from ACC (collectively, the "Purchase" or the "Nomura Purchase"), and for the Voting Preferred Stock owned by CIBC to be cancelled.  The Purchase

[5]	See generally American Century Companies, Inc. and J.P. Morgan & Co. Inc., SEC No-Action Letter (pub. avail. Dec. 23, 1997) (the "1997 American Century Letter").

[6]	See generally American Century Investment Management, Inc., SEC No-Action Letter (pub. avail. Feb. 2, 2012).

contemplated by the Agreement was consummated on May 19, 2016.  Pursuant to, and in compliance with, a stockholders agreement dated December 21, 2015 among ACC and certain of its stockholders (the "Stockholders Agreement"), Nomura America was entitled to transfer the Class A shares and Voting Preferred Stock of ACC to other Nomura Group Companies, and any Nomura Group Company holding shares of Common Stock of ACC is referred to herein as a "Nomura Holder"). Nomura America transferred the Class A shares and Voting Preferred Stock of ACC acquired in the Purchase to a wholly owned subsidiary shortly after the consummation of the Nomura Purchase. The ownership of the Class A stock and Voting Preferred Stock of ACC together give the current Nomura Holder 10.1% of the total voting power of ACC.7  Because of ACC's dual class voting structure and the fact that Nomura America purchased the lower voting Class A Shares, the Nomura Holders would be entitled to approximately only 8.6% of the voting interest of ACC without the Voting Preferred Stock.  The Nomura Holders also received certain minority stockholder contractual protections described below.

Notwithstanding the consummation of the Nomura Purchase, SIMR and SRM continue to control ACC. Substantially all of the outstanding shares of ACC not owned by Nomura Holders, SIMR, SRM, Virginia G. Stowers, and trusts controlled by her and for her benefit, (collectively, the "Stowers Holders") are owned, either directly or through employee benefit plans, by current or former officers and employees of ACC and its subsidiaries.

The Nomura Group has no current plan to purchase additional voting securities of ACC.  All ACC voting securities held by Nomura Holders will consist exclusively of ACC's lower voting Class A Shares and the Voting Preferred Stock.   Because of the limited voting rights provided by such shares, the Nomura Holder is a minority shareholder, and SIMR and SRM will continue to enjoy voting

[7]
Specifically, the Voting Preferred Stock gives the Nomura Holders the right, in each matter where the holders of the common stock vote as a single class, to be entitled to vote together with those shareholders the number of votes equal to 10.1% of the aggregate number of votes eligible to be cast.

control over ACC.8

The Stockholders Agreement provides certain minority shareholder contractual protections.  The Stockholders Agreement provides (i) that the Nomura Holders have the right to designate two members of ACC's board of directors (the "Board"), subject to a reductions or termination of this right upon a reduction in their ownership interest in ACC and in certain other circumstances, and (ii) certain consent rights to the Nomura Holders, as described on Exhibit A hereto.

C. Relationship of the Nomura Group and the Adviser

Since the consummation of the Purchase, ACC and the Nomura Group have continued to operate and will continue to operate independently of one another.  The Nomura Group, on the one hand, and the Adviser, on the other hand, have and will have their own separate officers and employees, each has been and will continue to be separately capitalized and each has maintained and will continue to maintain its own separate books and records and physically separate offices and operate as an independent profit center.9  Even though the Purchase envisages the joint development by the Nomura Group and ACC of various aspects of their respective businesses, it was intended that the management of investments for the Funds and other clients of ACC be entirely separate from the management of investments for clients of the Nomura Group, and that has been the case since the Purchase.10

[8]	SIMR and SRM collectively own 49.37% of the Class B shares and 48.26% of the total voting power of ACC.

[9]
No director, officer or employee of the Funds or the Adviser also is or will be a director, officer or employee of a Nomura Group Company. From time to time, ACC and the Nomura Group may arrange for employees of a Nomura Group Entity to be seconded by ACC ("Nomura Secondees").  Any Nomura Secondees will not be involved with and will remain separate from the management of investments for the Funds and other clients of ACC.  For example, a Nomura Secondee could help assist sales and marketing teams in designing sales strategies and/or provide translation services.

[10]
A Nomura Group Company and the Adviser may enter into sub-advisory agreements with each other.  Nomura Group Companies and the Adviser also may enter into agreements to manage jointly one or more Funds. Any such sub-advisory or joint advisory arrangement will be implemented in substantially the same manner as such Nomura Group Companies and the Adviser implement such arrangements with third parties. As was the case prior to the Purchase, transactions involving a Nomura Entity and any Fund or portfolio of a Fund for which a Nomura Group Company acts as sub-adviser or joint adviser are and will be subject to the restrictions in the Act applicable to affiliated persons, or affiliated persons of affiliated persons, of a registered investment company. Accordingly, the relief requested in the Application would not apply to any Fund for which a Nomura Group Company acts as sub-adviser or joint adviser. Further, the Nomura Group and ACC will consider the existence and nature of such sub-advisory or joint advisory arrangements when designing the Firewall Procedures (as defined below) and when ACC makes the certifications required by condition (6) below.

The management of investments for clients of ACC will remain separate from the management of investments for clients of Nomura Group Companies in the future.  Moreover, the "Ethical Wall" that separates the broker-dealer entities within the Nomura Group from the investment management operations of other entities within the Nomura Group has been extended so that it separates the broker-dealer entities within the Nomura Group from the investment management operations of ACC.  The Nomura Group will not be in a position to cause any Securities Transaction, and no Nomura Group Company will act in concert with the Adviser in connection with any Securities Transaction.  Moreover, there is not, and will not be, any express or implied understanding between any Nomura Group Company and ACC or the Adviser that the Adviser will cause a Fund to enter into Securities Transactions or give preference to a Nomura Entity in effecting such transactions between the Fund and the Nomura Entity.  The Applicants do not believe that the Purchase resulted in a change of control of ACC or the Adviser.11

All decisions by Funds that would rely on the requested relief to enter into portfolio transactions are determined solely by the Adviser (or by a sub-adviser that is not an affiliated person of any Nomura Group Company ("Third-Party Sub-Adviser")) in accordance with the investment objectives of the relevant Fund.  In that regard, investments for the Funds are the responsibility of one or more individuals (i.e., portfolio managers) employed solely by the Adviser (or by a Third-Party Sub-Adviser).  These portfolio managers will have no affiliation with any Nomura Group Company, and their lines of reporting responsibility will be solely within the Adviser (or Third-Party Sub-Adviser).  Prior to any purchase or sale decision, the portfolio manager at the Adviser (or Third-Party Sub-Adviser) will independently evaluate research provided by brokers/dealers and other analysts and determine his or her own recommendations.  In addition, a major determinant of the compensation of a portfolio manager at

[11]	See, e.g., 1997 American Century Letter (describing a substantively similar transaction).

the Adviser is the performance of the Fund or Funds for which he or she has responsibility.  In no instance would his or her compensation be affected by the amount of business done by Funds he or she manages with any Nomura Entity.  In summary, since consummation of the Purchase the Adviser continues to operate independently of the Nomura Group Companies in performing portfolio management services for the Funds and the Nomura Group Companies do not have any influence over those services.12

D. The Securities Transactions

Certain of the Funds have in the past engaged, and are expected in the future to engage, in transactions that involve Nomura Entities. These transactions have included, and might include, the following Securities Transactions:  (i) the purchase of securities in underwritten offerings in which a Nomura Entity is a manager or member of the underwriting syndicate (including transactions in which a Fund purchases underwritten securities from a Nomura Entity); (ii) the purchase of securities or other property (including futures, options, swaps, foreign exchange transactions, or synthetic securities) from, or the sales of securities or other property (including futures and options) to, a Nomura Entity in transactions in which a Nomura Entity is acting as a principal; (iii) the loan of portfolio securities by a Fund to a Nomura Group Company; (iv) the purchase of securities by a Fund in a private placement transaction at the same time that a Nomura Group Company or a client advised by a Nomura Group Company is purchasing the same securities in the private placement transaction; and (v) the purchase of securities and other instruments issued by a Nomura Group Company,13 either directly from

[12]
The terms of the Agreement and the relief sought by this Application are not intended to prevent the compliance staffs of the Nomura Group and ACC from consulting with each other for purposes of establishing limitations on the purchase of certain securities for the accounts of clients of Nomura Group Companies and ACC in order to avoid adverse consequences to the clients of Nomura Group Companies and ACC that might result if the aggregate holdings for such clients exceeded some prescribed limits.

[13]
With respect to secondary market purchases, such securities may include common stock and other securities issued by a Nomura Group Company or by investment companies or other entities advised by a Nomura Group Company. With respect to primary market purchases, such securities may include (i) bankers acceptances or other money market instruments that are Eligible Securities as defined in Rule 2a-7; and (ii) letters of credit or other forms of credit or liquidity support issued by a Nomura Group Company with respect to municipal or other securities.

a Nomura Group Company or from a person not affiliated with the Nomura Group.

If a Nomura Group Company were considered to be sufficiently closely affiliated with the Funds, each Securities Transaction would potentially violate one or more of Section 10(f), Section 12(d)(3), Section 17(a) or Section 17(d) of the Act. The Funds have historically conducted a large number of Securities Transactions with Nomura Entities. Prohibiting the Funds from continuing to use the Nomura broker-dealers they used prior to the Purchase and prohibiting the Funds from purchasing securities in which a Nomura Entity is involved imposes a hardship on the Funds.

II. RELEVANT PROVISIONS AND RELIEF SOUGHT

A. Relevant Provisions

Section 10(f) of the Act prohibits a registered investment company from purchasing a security during the existence of an underwriting syndicate for the security if a principal underwriter of the security is an officer, director, investment adviser or employee of such registered company or is a person of which any such officer, director, investment adviser or employee is an affiliated person.

Section 12(d)(3) of the Act prohibits a registered investment company from purchasing a security issued by any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser to an investment company or is a registered investment adviser.  Rule 12d3-1 under the Act generally provides an exemption from the provisions of Section 12(d)(3), but not with respect to the purchase of a security issued by an affiliated person of the investment adviser or principal underwriter of the registered investment company.

Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company, prior to the receipt of an exemptive order.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit any affiliated person of or principal underwriter for a registered investment company or any second-tier affiliate, acting as principal,

from effecting any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates, unless an application regarding the joint transaction has been filed with the Commission and granted by order. Rule 17d-1 provides that, in passing upon an application for such an order, the Commission will consider whether the participation of a registered investment company in a joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.

Section 2(a)(3) of the Act, in relevant part, defines "affiliated person" of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the outstanding voting securities of such other person; (B) any person 5 percentum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such person is an investment company, any investment adviser thereof. . . .

Section 10(f) provides that the Commission "by order upon application may conditionally or unconditionally exempt any transaction or classes of transactions from any of the provisions of this subsection, if and to the extent that such exemption is consistent with the protection of investors."

Section 17(b) of the Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a). Such applications are to be granted by the Commission if evidence establishes that:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and

(3)	the proposed transaction is consistent with the general purposes of the Act.

Rule 17d-1 provides that, in passing upon an application for an order of the Commission permitting a proposed joint venture or joint arrangement otherwise proscribed by Section 17(d), the Commission will consider whether the participation of a registered investment company in a joint venture or joint arrangement is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other  applicants.

Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act.

B. Relief Sought

With the consummation of the Purchase, a wholly-owned subsidiary of Nomura America owns more than 5% of the voting securities of ACC and therefore is an affiliated person of ACC, which is the parent corporation of the Adviser. Thus, under one analysis, such Nomura Holder would be no closer than a "third-tier" affiliate of any Fund (i.e., an affiliated person of an affiliated person (ACC) of an affiliated person (Adviser) of any Fund).14

Under certain circumstances, however, the Commission has collapsed a parent company and its subsidiary into a single entity for certain purposes of the Act.15 If ACC were "collapsed" with the Adviser and the Nomura Holder was "collapsed" with the other entities within the Nomura Group, then each Nomura Group Company could be deemed to be a second-tier affiliate of each Fund. In such event, any Securities Transaction by the Funds involving those entities would be subject to Section 10(f), 12(d)(3), 17(a) or 17(d) of the Act. Although the Applicants believe that not collapsing ACC with the Adviser and not collapsing the Nomura Holder(s) with the other Nomura Group Companies would be consistent with the policy underlying certain no-action letters issued by the Staff16, the Applicants are

[14]
Since the current Nomura Holder, a wholly-owned subsidiary of Nomura America, is not one of the broker-dealer entities within the Nomura Group, under this analysis the broker-dealer entities would be "fourth-tier" affiliates of the Funds.

[15]
See, e.g., Viking Growth Fund, Inc., SEC No-Action Letter (March 8, 1971) (the director of a corporation that owned 100 percent of the adviser to a fund was deemed to be a second-tier affiliate of such fund and therefore transactions between such director and the funds were subject to Sections 17(a) and (d) of the Act).

[16]
The Staff noted in Salomon Brothers Inc., SEC No-Action Letter (May 26, 1995), that "Section 2(a)(3) specifically provides that companies under common control … are first-tier affiliates of each other." The Staff in subsequent no-action letters indicated that it would not "collapse" affiliated entities for the purpose of determining status as an interested or affiliated person "absent substantial policy reasons," such as, for example where the entities were structured to avoid such status. See First Financial Fund, Inc., SEC No- Action Letter (June 5, 1997); GT Global Growth Series, SEC No-Action Letter (February 2, 1996).

requesting this relief to avoid any uncertainty with respect to the permissibility of the Funds' engaging in the Securities Transactions.

Without the relief requested in this Application, the Funds have been limiting their Securities Transactions such that, since the consummation of the Purchase (i) the Nomura Entities have not engaged in principal transactions with any of the Funds, (ii) the Funds have not purchased securities during the existence of any underwriting syndicate, with respect to those securities, of which a Nomura Entity is a member without complying with Rule 10f-3 under the Act, and (iii) the Funds have not purchased securities issued by any Nomura Group Company. Prior to the Purchase, the Funds conducted a large number of Securities Transactions involving Nomura Entities, and the inability to execute Securities Transactions involving any Nomura Entity imposes a hardship on them by limiting the universe of securities broker/dealers with which the Funds may transact as well as by limiting the universe of underwritings in which the Funds may participate and securities which the Funds may purchase.

In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Sections 10(f), 17(a), 17(d) and 12(d)(3) of the Act where no conflict of interest will arise. Applicants request an order, pursuant to Sections 6(c), 10(f) and 17(b) and Rule 17d-1 of the Act, exempting Securities Transactions entered into the ordinary course of business by a Fund involving one or more Nomura Entities under the circumstances described herein from the provisions of Sections 10(f), 12(d)(3) and 17(a) of the Act and permitting such Securities Transactions pursuant to Rule 17d-1 under the Act. The requested order would apply only where the applicable Nomura Entity is deemed to be a second-tier affiliate of a Fund solely because of a Nomura Holder's ownership interest in ACC.

III. LEGAL ANALYSIS AND DISCUSSION

A. Legal Analysis

(i) Section 10(f)

With respect to Section 10(f), the Commission indicated in the release amending Rule 10f-3 that "Section 10(f) of the Investment Company Act was designed to address one of the major abuses noted in the period before enactment of the Investment Company Act — the use of funds by underwriters that controlled these funds as a "dumping ground" for unmarketable securities." Investment Company Act Release No. 22775 (July 31, 1997). Section 10(f) was enacted to prevent an underwriter from "dumping" unmarketable securities on a fund which it controls either by causing the fund to purchase the securities from the affiliated underwriter itself, or by causing or encouraging the fund to purchase securities from another member of the underwriting syndicate. Section 10(f) was also enacted to prevent the use of funds to absorb the risk of an underwriting by facilitating price stabilization in connection with the underwriting. As is discussed below (see "III.B. Discussion"), in each Securities Transaction, the Adviser, which would cause a Fund to enter into a Securities Transaction involving a Nomura Entity, would be independent of the Nomura Group, and no Nomura Group Company would be in a position to cause the Fund to enter into the transaction. As a result, each Securities Transaction involving a Nomura Entity and a Fund would be the product of arm's-length bargaining and would not involve the threat of overreaching that underlies Section 10(f).

(ii) Section 12(d)(3)

By prohibiting registered investment companies from investing in companies engaged in securities-related activities, Section 12(d)(3) principally was designed to prevent investment companies from exposing their assets to the entrepreneurial risks of securities-related businesses. Investment Company Act Release No. 13725 (January 17, 1984).  However, as the Commission has noted, if risk prevention was the only purpose of Section 12(d)(3), the Section could have been drafted to permit registered investment companies to purchase the common stock of companies engaged in securities related businesses. The Commission has reasoned that the total ban on investing in securities issued by companies engaged in the securities-related industry "makes sense only if another purpose of the Section was to prevent potential conflicts of interest." Id. As such, the Commission has viewed Section 12(d)(3) as one of several provisions, which, taken together, "were designed to prevent investment companies from being organized, operated, managed, or their portfolio securities selected in the interest of brokers, dealers, underwriters, and investment advisers, whether or not those entities are affiliated persons of the companies." Id. The practical effect of Section 12(d)(3) is to eliminate the possibility of certain reciprocal practices between investment companies and securities-related businesses.

The Commission adopted Rule 12d3-1 in 1984 largely in response to evidence indicating that the prohibition of Section 12(d)(3) prevented investment companies from making investments that would have been in the best interests of shareholders. Investment Company Act Release No. 14036 (July 13, 1984). The policy underlying paragraph (c) of Rule 12d3-1 is to prevent conflicts of interest between a registered investment company and its investment adviser or affiliates of its investment adviser. Id. As is discussed below (see "III.B. Discussion"), any purchase of securities issued by a Nomura Group Company by a Fund would be made in an arms-length transaction. Therefore no such conflict of interest would arise. On the other hand, it would be contrary to the interest of the Funds to prevent them from being able to purchase such securities if the securities would better position a Fund to achieve its investment objectives.

(iii) Section 17(a)

The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from using that power to the person's own pecuniary advantage, i.e., to prevent self- dealing17. At the Congressional hearings preceding passage of the Act, David Schenker, one of its principal authors, made clear that Section 17(a) was aimed at transactions where a person controlling an investment company has a pecuniary interest in the entity with which the investment company is dealing:

That is why this bill says that you cannot sit on both sides of the table when you are dealing with an investment trust. If you are a director or officer or manager or controlling

[17]	See, e.g., S. Rep. No. 1775, 76th Cong., 3d Sess. 6 (1940).

person you cannot sell any property to an investment trust, because you are sitting on one side representing yourself where you have a pecuniary interest, and you are sitting on the other side representing the investment trust; and we say that fundamentally that should not be permitted.

. . . We tried to get situations where it would be to his pecuniary interest to unload securities on the investment trust. We figured that if he had a 5-percent interest in the company that is selling the securities, then he has a sufficient interest to affect his judgment, and therefore we say that he cannot sell.18

Schenker went on to explain that in order to prevent circumvention of the prohibition, it was necessary to reach also affiliates of persons who might be in a position to abuse the investment company:

What we tried to say – and it is a little complicated – is that no officer, director, or controlling person, no partner of his in a firm in which he is a partner, and no company which he controls shall have the right to sell property to the investment trust.

Otherwise it would be very easy of circumvention. If he wants to sell some property to an investment trust he will not sell it personally; he will organize a personal holding company and put the property in the name of that company and have it sell the property. The use of the term "affiliated person" is an attempt in a shorthand way to spell out those situations that I have enumerated.19

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then he is not, in the words of Schenker, "on the other side of the table" from the investment company. In that situation, the abuse that Section 17(a) is designed to prevent is not present. Applicants submit that, as is discussed below (see "III.B. Discussion"), this is the situation in each Securities Transaction that would be subject to Section 17(a) for which relief is requested in this Application.

(iv) Section 17(d)

Section 17(d), like section 17(a), was designed to protect investment companies from self-dealing and overreaching by insiders. Investment Company Act Release No. 17534 (June 15, 1990). This provision was intended to prohibit abuses arising from conflicts of interest. Unlike Section 17(a), Section 17(d) does not directly prohibit any specific conduct. Rather, it authorizes the Commission to adopt rules

[18]	Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 130-31, 261 (Testimony of David Schenker) (1940) ("Senate Hearings").

[19]	Id.

to limit or prevent an investment company from being a joint participant on a different basis than other participants. Section 17(d) permits the Commission to set standards for all transactions in which an investment company and an affiliate are involved that are susceptible to self-dealing by the affiliate to the detriment of the company. As is discussed below (see "III.B. Discussion"), no Nomura Group Company will have the ability to cause the Securities Transactions undertaken by the Adviser on behalf of the Funds. Therefore, Applicants submit that the policies which Section 17(d) was meant to further are not implicated here.

B. Discussion

Applicants submit that the policies which Sections 10(f), 12(d)(3), 17(a) and 17(d) of the Act were meant to further are not implicated here because no Nomura Group Company is in a position to cause a Fund to enter into a Securities Transaction. As a result, no Nomura Group Entity is in a position to dump unmarketable securities, engage in self-dealing or otherwise cause the Funds to enter into transactions that are not in the best interests of their shareholders. In addition, if the Adviser were to purchase securities on behalf of a Fund in a transaction involving a Nomura Group Entity, any benefit that might inure to such Nomura Group Entity would not be shared by the Adviser. The Adviser's pecuniary interest in such a transaction could be served only to the extent that the transaction was beneficial to the Fund (by increasing the assets under management by the Adviser and therefore, the Adviser's fee, and by having a positive effect on the Adviser's performance record). The method of compensating the personnel of the Adviser further underscores the absence of any incentive to benefit a Nomura Group Company at the expense of a Fund. The compensation of personnel of the Adviser will be based on the performance of the Funds and profitability of the Adviser and will not be affected in any way by the profitability of a Nomura Group Entity. As a condition to the relief requested by this Application, no Nomura Group Company will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, ACC or the Adviser, and the requested relief will remain in effect only so long as the Stowers Holders primarily control ACC.

As stated earlier, the "Ethical Wall" that has successfully separated the broker-dealer entities within the Nomura Group from the investment management operations of other entities within the Nomura Group has been extended so that it separates the broker-dealer entities within the Nomura Group from the investment management operations of ACC. The extension of the "Ethical Wall" has been facilitated by the fact that the Nomura Group and the Adviser have and will have their own separate officers and employees (other than Nomura Secondees), each has been and will continue to be separately capitalized and each has maintained and will maintain its own separate books and records and physically separate offices. There has not been and it is anticipated that there will not be any change in the personnel or operations of ACC in relation to the Nomura Group. ACC and the Nomura Group each continue to operate independently (other than (i) in the areas of marketing and distribution, (ii) to the extent one or more Nomura Group Companies and ACC enter into sub-advisory or joint-advisory arrangements, and (iii) to the extent of applicable regulatory requirements). Nomura Group Companies are not in a position to cause any Securities Transactions.

Restricting the Adviser's ability to exercise its investment judgment, particularly if the Adviser is prevented from dealing in securities involving a Nomura Group Company, can harm the interests of the shareholders of the Funds by preventing the Adviser from investing in a way which is most beneficial to the shareholders, policies which Sections 10(f), 17(a) and 17(d), and Rule 12d3-1(c) of the Act were meant to further. Given that the Securities Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds' shareholders to prohibit them. By permitting the Securities Transactions that would be prohibited or restricted by Section 17 of the Act if a Nomura Entity were considered to be sufficiently closely affiliated to the Funds, the universe of securities dealers with which the Funds' may transact would be enlarged, making it easier for the Funds to achieve better terms (in the case of loans or principal transactions). Prohibiting the Securities Transactions would narrow this universe and potentially impair the ability to achieve such better terms or best price and execution, resulting in potential harm to shareholders of the Funds.

Similarly, by permitting the Securities Transactions that would be prohibited by Section 12(d)(3) of the Act if a Nomura Entity were considered to be sufficiently closely affiliated to the Funds, the shareholders of the Funds would be benefited by enlarging the universe of securities in which the Funds may invest. By permitting the Securities Transactions that would be prohibited or restricted by Section 10(f) of the Act if a Nomura Entity were considered to be sufficiently closely affiliated to the Funds, certain constraints that would otherwise exist with respect to the purchase by the Funds of securities in certain underwritten transactions would be eliminated.

Rule 12d3-1 under the Act permits a registered investment company to engage in transactions otherwise prohibited by Section 12(d)(3) of the Act, provided that the conditions of that Rule are complied with. Applicants will comply with all the conditions of Rule 12d3-1 in effecting transactions subject to Section 12(d)(3) except for paragraph (c) of Rule 12d3-1.

In formulating their request for exemptive relief with respect to Sections 17(a) and 10(f) under the Act, Applicants have been guided by the approach employed both by the Commission and by Congress in addressing various situations involving potential conflicts of interest. For example, Rules 17a-7, 17e-1 and 10f-3 under the Act place substantial reliance on boards of directors/trustees to adopt and monitor procedures designed to ensure that the terms of a particular transaction involving an affiliated person are fair and reasonable and do not involve overreaching on the part of any person. Consistent with this approach, Applicants propose to maintain Firewall Procedures (see Condition 3) that would identify transactions in which the Adviser knows that both the Fund and a Nomura Group Entity have a Joint Interest20 and that assure that these transactions are conducted on an arms-length basis.21 (See Condition

[20]
For purposes of this Application, a Nomura Entity and a Fund will be considered to have a "Joint Interest" in any transaction (including, without limitation, the acquisition, disposition or restructuring of any interest) in which they both have an interest other than (i) a transaction in a security in which the interest of one is exclusively as a buyer of the security and the interest of the other is exclusively as a seller of the security; (ii) a transaction in a security in which the interest of the Nomura Group Company is exclusively as a member of an underwriting syndicate in respect of the security; (iii) a transaction in which the interest of the Nomura Group Company is exclusively as a broker; (iv) a transaction in a security in which the interest(s) of the Nomura Group Company is exclusively as the issuer (and seller) of the security; or (v) any other transaction involving the Nomura Group Company and a Fund that would not be subject to Section 17(d) of the Act or Rule 17d-1 thereunder.

[21]
The relief sought by this Application does not include any requirement that the Adviser actively seek information (or otherwise compromise the Firewalls) from any Nomura Group Company about its relationship with or interests in any issuer.

6). Before any principal transaction is entered into between a Fund and a Nomura Entity, the Adviser will obtain competitive quotations for the same securities (or in the case of Eligible Debt Securities for which quotations for the same securities are not available, competitive quotations for Comparable Debt Securities)22 from at least two other dealers that are in a position to quote favorable prices. (See Condition 10.) For each such transaction, the Adviser will make a determination, based upon the information reasonably available to the Fund and the Adviser, that the price available from the Nomura Entity is at least as favorable as that available from other sources. With respect to any transaction entered into by a Fund that would be subject to Section 10(f), the Adviser will determine that (i) the securities were purchased at a price that is not more than the price paid by each other purchaser of securities in that offering (except, in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer), and (ii) that the commission, spread or profit received by the principal underwriters is reasonable and fair compared to the commission, spread or profit received by other such persons in connection with the underwriting of similar securities being sold during a comparable period of time. In addition, each Fund's Board, including a majority of its disinterested Directors/Trustees, will approve procedures governing transactions in which the Adviser knows that both the Fund and a Nomura Group Company have an interest. (See Condition 7.) As an essential aspect of these procedures, on at least a quarterly basis the Adviser will provide to each applicable Fund a report of all Securities Transactions effected with a Nomura Entity acting as principal during such period, together with other information that is sufficient to enable the Directors/Trustees to monitor the reasonableness and fairness of the transactions. Such information will include for each such Securities Transaction the terms of each transaction and a comparison of the volume of transactions effected with Nomura Entities with

[22]
The term "Eligible Debt Securities" refers to (i) Eligible Securities as defined in Rule 2a-7 under the Act and (ii) investment grade long-term debt securities. The term "Comparable Debt Securities" refers to Eligible Debt Securities with substantially identical maturities, credit ratings, and repayment terms as the Eligible Debt Securities to be purchased or sold.

the volume of similar transactions effected with Nomura Entities prior to the Purchase.

C.	Precedent

The Application is substantially similar to the application previously submitted by ACC, the Adviser, and various Funds for relief to engage in securities transactions with J.P. Morgan Chase & Co. and various of its affiliated persons under similar circumstances, which received a Commission order in 2002.  See American Century Companies, Inc., et al., File No. 812-12780 (as filed Feb. 15, 2002); Investment Company Act Rel. Nos. 25449 (Mar. 1, 2002) (notice) and 25501 (Mar. 27, 2002) (order).

As in the precedent application, Applicants submit that the procedures set forth with respect to Securities Transactions are structured in a manner designed to ensure that such transactions will be, in all instances, reasonable and fair, and will not involve overreaching on the part of any person concerned, that the Securities Transactions will be consistent with the policies of the Funds as recited in their registration statements and reports filed under the Act, and that the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Applicants' Conditions

Applicants agree that the order granting the requested relief will be subject to the following conditions:

General

(1)
The Nomura Group will not control ACC, the Adviser or the Funds, directly or indirectly, within the meaning of Section 2(a)(9) of the Act. The requested order will remain in effect only so long as SIMR and SRM primarily control ACC.

(2)
No Nomura Group Company will directly or indirectly consult with ACC, the Adviser or any portfolio manager of the Adviser concerning the selection of portfolio managers, securities purchases or sales, the allocation of principal or brokerage transactions for any Fund, or otherwise seek to influence the choice of broker or dealer for any Securities Transaction by a Fund other than in the normal course of sales activities of a similar nature that are being carried out during the same time period with respect to unaffiliated institutional clients of a Nomura Group Company.

(3)
The Adviser, on the one hand, and the Nomura Group, on the other hand, will operate separately from one another, with independent profit centers, with separate capitalization, separate books and records, separate officers and employees (other than Nomura Secondees) and physically separate offices. The broker/dealer and investment management entities within the Nomura Group and the investment management operations of ACC will operate on different sides of appropriate "firewalls" created pursuant to policies, procedures and controls implemented by the Nomura Group and ACC ("Firewall Procedures"). The Firewall Procedures will include such measures as may be considered reasonable and appropriate by the Nomura Entities and ACC to facilitate the factual independence of the broker/dealer and investment management operations of the Nomura Group from the investment management operations of ACC.

(4)	Each Fund will comply with Rule 12d3-1, except paragraph (c) of that rule, with respect to Securities Transactions involving securities issued by a Nomura Group Company.
(5)
The legal departments of the Adviser and the Nomura Entities will prepare guidelines for personnel of the Adviser and the Nomura Entities to make certain that transactions effected pursuant to the order comply with its conditions, and that the Adviser and the Nomura Entities generally maintain an arms-length relationship. The legal departments of the Adviser and the Nomura Entities will periodically monitor the activities of the Adviser and the Nomura Entities, respectively, to make certain that the conditions to the order are met.

Principal Transactions and Joint Interest Transactions

(6)
Prior to relying on the requested order, each Fund's Board, including a majority of its disinterested Directors/Trustees, shall determine that the Firewall Procedures are designed reasonably to (i) identify principal transactions or transactions in which the Adviser knows that both the Fund and a Nomura Entity have a Joint Interest; and (ii) assure that these transactions are conducted on an arms-length basis. Additionally, ACC shall certify annually to the Board that the Firewall Procedures continue to be effective to assure that any principal transactions or transactions in which the Adviser knows that both the Fund and a Nomura Entity have a Joint Interest are conducted on an arms-length basis, or recommend such modifications as the Nomura Group and/or ACC deem necessary.

(7)
Each Fund's Board, including a majority of its disinterested Directors/Trustees, shall approve procedures governing transactions in which the Adviser knows that both the Funds and a Nomura Group Company have an interest and shall no less frequently than quarterly review all such transactions. With respect to principal transactions with Nomura Group Companies and Securities Transactions that would be subject to Section 10(f) of the Act, this review shall include, among other things, the consideration to be paid or received in connection with each transaction.  For the first year after the Purchase, the review shall include a comparison of the volume of transactions effected with Nomura Entities with the volume of similar transactions effected with Nomura Entities prior to the Purchase.

(8)
For each transaction by a Fund in which the Adviser knows that a Nomura Group Company has a direct or indirect interest, the Adviser will consider only the interests of the Fund and will not take into account the impact of the Fund's investment decision on such Nomura Group Company. Before entering into any such transaction, the Adviser will make a determination that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders. This determination and the basis for the determination will be documented in written reports as soon as practicable and furnished to the Fund's Board in connection with the quarterly reviews required by condition (7) above.

(9)
The Funds will (i) maintain and preserve permanently in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (ii) shall maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction in which the Adviser knows that both a Nomura Group Company and a Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security or other property purchased or sold, a description of the Nomura Group Company's interest in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that each such transaction was made in accordance with the procedures set forth above and conditions in this Application.

Principal Transactions

(10)
Before any principal transaction is entered into between a Fund and a Nomura Entity (other than Securities Transactions that would be subject to Section 10(f)), the Adviser must obtain competitive quotations for the same securities (or in the case of Eligible Debt Securities for which quotations for the same securities are not available, competitive quotations for Comparable Debt Securities) from at least two other dealers that are in a position to quote favorable prices. For each such transaction, the Adviser will make a determination, based upon the information reasonably available to the Fund and the Adviser, that the price available from the Nomura Entity is at least as favorable as that available from other sources. With respect to Securities Transactions that would be subject to Section 10(f) of the Act, the Adviser will make a determination, based upon the information reasonably available to the Fund and the Adviser, that (i) the securities were purchased at a price that is no more than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer) and (ii) the commission, spread or profit received or to be received by the principal underwriters is reasonable and fair compared to the commission, spread or profit received by other such persons in connection with the underwriting of similar securities being sold during a comparable period of time.

Joint Interest Transactions

(11)
Before entering into any transaction in which the Adviser knows that both a Nomura Entity and a Fund have a Joint Interest and that requires, or that, in the judgment of the Adviser, can reasonably be expected to require, material negotiations or other discussions involving both the Nomura Entity and the Adviser, a majority of the Fund's disinterested Directors/Trustees who have no direct or indirect financial interest in the transaction ("Required Majority") will determine that it is in the Fund's best interests to participate and the extent of the Fund's participation in such transaction. Before making this decision, the Required Majority will review the documentation required by condition (8) above and such additional information from the Adviser or advice from experts as they deem necessary.

IV. CONCLUSION

Applicants believe that the proposed transactions described in this Application meet the standards of Sections 6(c), 10(f) and 17(b) and Rule 17d-1. There will be no conflict of interest associated with the Adviser's decision to execute a Securities Transaction involving a Nomura Entity on behalf of a Fund, and there is no danger of overreaching on the part of a Nomura Entity in connection with a Securities Transaction. The pecuniary interests of the Adviser are directly aligned with those of the Funds and their shareholders and not with those of any Nomura Group Companies. The consideration to be paid or received by a Fund will be reasonable and fair. Moreover, transactions permitted by the requested order will be consistent with the policies of the Fund involved, inasmuch as the Adviser is required to manage each Fund in accordance with the investment objectives and related investment policies for each Fund described in the applicable registration statement. Thus, Applicants submit that the transactions for which relief is being sought hereunder will be consistent with the protection of investors. Finally, permitting the transactions for which relief is requested will be consistent with the general purposes of the Act and in the public interest, because the ability to engage in such transactions increases the likelihood of a Fund achieving best price and execution on its Securities Transactions, and gives rise to none of the abuses that the Act was designed to prevent.23

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Sections 6(c), 10(f) and 17(b) and Rule 17d-1 of the Act exempting Securities Transactions of the type for which relief is requested from the provisions of Sections 10(f), 12(d)(3) and 17(a) of the Act and permitting such Securities Transactions pursuant to Rule 17d-1 of the Act.

[23]	See Section 1(b)(2) of the Act.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding this Application should be directed to the names and addresses indicated on the cover page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so, and in the case of the Funds, by the resolutions attached hereto as Exhibit B.  The verifications on behalf of each Applicant required by Rule 0-2(d) are attached hereto as Exhibit C-1 through C-5.

AMERICAN CENTURY COMPANIES, INC.

By:	/s/ Jonathan S. Thomas
	Name:	Jonathan S. Thomas
	Title:	President

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

By:	/s/ Victor Zhang
	Name:	Victor Zhang
	Title:	Senior Vice President
Co-Chief Investment Officer

AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC.
AMERICAN CENTURY MUTUAL FUNDS, INC.
AMERICAN CENTURY CAPITAL PORTFOLIOS, INC.
AMERICAN CENTURY GROWTH FUNDS, INC.
AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.
AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.
AMERICAN CENTURY CALIFORNIA TAX-FREE AND MUNICIPAL FUNDS
AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS
AMERICAN CENTURY GOVERNMENT INCOME TRUST
AMERICAN CENTURY INTERNATIONAL BOND FUNDS

AMERICAN CENTURY INVESTMENT TRUST
AMERICAN CENTURY MUNICIPAL TRUST
AMERICAN CENTURY TARGET MATURITIES TRUST
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
AMERICAN CENTURY VARIABLE PORTFOLIOS II, INC.

By:	/s/ Jonathan S. Thomas
	Name:	Jonathan S. Thomas
	Title:	President

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Vincent Primiano
	Name:	Vincent Primiano
	Title:	Chief Operating Officer & Managing Director

NOMURA INTERNATIONAL PLC

By:	/s/ James Lancaster
	Name:	James Lancaster
	Title:	Chief Administrative Officer, Global Markets
Chief Operating Officer, Markets EMEA

Exhibit A

Until (i) the Nomura Holders reduce their aggregate ACC share ownership to below 61% of its original position or (ii) a breach by any Nomura Holder of specified provisions of the Stockholders Agreement that remain uncured for a specified period of time after notice thereof is given to such Nomura Holder, a Nomura Holder's prior written consent shall be necessary for ACC or and ACC subsidiary to effect any of the following:

1.
Any amendment of the charter or by-laws of ACC that materially and adversely affects the Nomura Holders (in their capacities as stockholders of ACC), but the consent of the Nomura Holders is not required for any amendment to the Charter that solely (i) increases the number of shares of Class A Common Stock ACC is authorized to issue to the extent necessary to permit the issuance of Class A Common Stock as consideration in, or to raise funds to pay some of all of the consideration payable in, one or more specific bona fide acquisition transactions negotiated at arms-length with counterparties that are not affiliates of ACC, provided that any such amendment will not cause the aggregate authorized number of shares of Class A Common Stock to exceed 200 million shares before the first anniversary of the Closing or 400 million thereafter or (ii) increase the number of shares of Class C Common Stock issuable for bona fide compensatory purposes;

2.	Entry into, or conduct of, any business or line of business other than a business within or related to the asset management industry;

3.	Any usage of the Nomura or related brand names.

4.
Except as provided in the Stockholders Agreement, entry by ACC or any of its controlled subsidiaries into any contract or transaction with, or for the benefit of, any Stowers Holders[24] or other holders of Class B shares of ACC or any of their related persons (other than ACC or any of its controlled subsidiaries)  provided that the transaction is (i) not already disclosed in the Stockholders Agreement, (ii) material, (iii) out of the ordinary course of business, and (iv) on terms that are not at arm's length;

5.
Any transaction or corporate action that has the effect of treating the common stock of ACC held by the Nomura Holders differently from an economic perspective than any common stock of ACC held by any other stockholder, other than (i) any repurchase, redemption or other acquisition by ACC of any shares of common stock (a) that were issued under any incentive arrangement, so long as such repurchase is on terms consistent with ACC's standard policies and practices or (b) from any stockholder of ACC that is not a Stowers Holder, or (ii) any such transaction or corporate action where such disparate treatment is expressly permitted or required under Article III of the Registration Rights Agreement.

[24]
"Stowers Holders" means (i) each of SRM, SIMR and VGS Stock Trust, in each case, for as long as such person is a stockholder of ACC, and (ii) any other permitted Stowers transferees under the Stockholders Agreement, for as long as such person is a stockholder of ACC.

6.
Any action or transaction (including, but not limited to, any issuance of shares of common stock or other equity interest of ACC, any consolidation, and any merger) if the Nomura Holders before such action or transaction is effected will not, immediately after said action or transaction is effected, have the right to cast 10.1% of all votes entitled to be cast at a meeting of the holders of the Common Stock, with certain exceptions set forth in the Stockholders Agreement.

Exhibit B

I, Jonathan S. Thomas, do hereby certify that I am the President of the Funds, and that the following resolutions were duly adopted by the Directors of the Funds and that such resolutions have not be revoked, modified, rescinded, or amended, and are in full force and effect:

WHEREAS, the Directors/Trustees have considered the Advisor's proposal that the registered investment companies overseen by the Board (the "Funds") file an exemptive application with the U.S. Securities and Exchange Commission ("SEC") to permit certain transactions between the Funds and entities affiliated with Nomura Holdings Inc. that otherwise may be prohibited or restricted by the Investment Company Act of 1940 ("1940 Act"), and have determined that such a filing is in the best interest of Fund shareholders.

RESOLVED, that the appropriate officers of the Funds be, and each of them hereby is, authorized and empowered to complete, execute and file with the SEC in the name and on behalf of the Funds, an application for an order pursuant to Sections 6(c), 10(f), and 17(b) of the 1940 Act, and Rule 17d-1 under the 1940 Act, seeking exemptive relief from Sections 10(f), 17(a) and 12(d)(3) of the 1940 Act for certain securities transactions and permitting certain securities transactions pursuant to Rule 17d-1 under the Act, including any and all exhibits and documents relating to such application, with such changes, additions, deletions and amendments as the officer or officers executing such application may deem necessary or advisable.

RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and empowered, for and on behalf of the Funds, to execute and deliver any and all documents, contracts or instruments in the name of and on behalf of the Funds, and do or cause to be done any and all such other acts and things that they, or any of them, may deem necessary or appropriate in their sole discretion in order to implement fully and promptly the purposes and intent of the foregoing resolutions.

By:	/s/ Jonathan S. Thomas
Name:	Jonathan S. Thomas
Title:	President

Exhibit C-1

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated April 28, 2017, for and on behalf of American Century Companies, Inc.; that he is the President of such company; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan S. Thomas
Name:	Jonathan S. Thomas
Title:	President

Exhibit C-2

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated April 28, 2017, for and on behalf of American Century Investment Management Inc.; that he is the Senior Vice President, Co-Chief Investment Officer of such company; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Victor Zhang
Name:	Victor Zhang
Title:	Senior Vice President
Co-Chief Investment Officer

Exhibit C-3

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated April 28, 2017, for and on behalf of the Funds; that he is the President of such companies; and that all action by directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan S. Thomas
Name:	Jonathan S. Thomas
Title:	President

Exhibit C-4

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated April 28, 2017, for and on behalf of Nomura Securities International, Inc.; that he is the Chief Operating Officer & Managing Director of such company; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Vincent Primiano
Name:	Vincent Primiano
Title:	Chief Operating Officer &
Managing Director

Exhibit C-5

VERIFICATION

The undersigned, states that he has duly executed this Application for an Exemptive Order dated April 28, 2017, for and on behalf of Nomura International, plc; that he is the Chief Administrative Officer, Global Markets, and Chief Operating Officer, Markets EMEA of such company; and that all action by persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ James Lancaster
Name:	James Lancaster
Title:	Chief Administrative Officer, Global Markets
Chief Operating Officer, Markets EMEA